Cracker Barrel Old Country Store, Inc.

305 Hartmann Drive

Lebanon, Tennessee 37087-4779

March 20, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	James Giugliano Joel Parker

Re:	Cracker Barrel Old Country Store, Inc. (the “Registrant”)
Form 10-K for the Fiscal Year Ended July 28, 2023
Form 8-K Filed February 27, 2024
File No. 001-25225

Dear Mr. Giugliano and Mr. Parker:

We hereby submit the Registrant’s response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed in a letter to the Registrant dated March 6, 2024 in connection with the Staff’s review of the Registrant’s Annual Report on Form 10-K for the fiscal year ended July 28, 2023 and the Registrant’s Current Report on Form 8-K filed February 27, 2024. For your convenience, we have reproduced each of the Staff’s comments in bold preceding our response.

Form 8-K Filed February 27, 2024

Exhibit 99.1 – Press Release issued by Cracker Barrel Old Country Store, Inc. dated February 27, 2024 (the “Q2 Earnings Release”)

Adjusted Operating Income and Earnings Per Share, page 8

1.	The format of your reconciliation appears to constitute a non-GAAP income statement. Please modify your presentation in future filings or tell us why your current presentation is consistent with Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. In your response, please provide us with a sample of your proposed disclosure.

Response:

The Registrant acknowledges the Staff’s comment, and respectfully advises the Staff that the Registrant had considered Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and the application of Regulation G and Item 10(e) of Regulation S-K, and the Registrant’s intent was not to present a full non-GAAP income statement but rather to provide useful information to investors regarding the impact of the adjustments on the line items presented. However, after careful consideration of the Staff’s comment, the Registrant will revise the referenced disclosures in its future filings so that the reconciliation tables do not resemble a “non-GAAP income statement” as described in Question 102.10(c) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. The Registrant expects that this will be substantially similar to the reconciliation included in Appendix A, which has been illustratively amended for the Staff’s reference.

U.S. Securities and Exchange Commission

March 20, 2024

2.	We note your adjustment for the non-cash amortization of the asset recognized from the gains on your sale and leaseback transactions has the effect of reversing some of the accounting effects for these transactions. Please tell us whether you consider this adjustment an individually tailored accounting principle, and if so please modify your future disclosure accordingly. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response:

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the Registrant had considered Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations in connection with determining whether to reflect an adjustment for the non-cash amortization of the gain on the asset recognized from the gains on the sale and leaseback transactions, and believes that its calculation of this adjustment does not comprise an individually tailored accounting principle as defined by that guidance.

On July 29, 2020, the Registrant entered into a sale and leaseback transaction for 64 Cracker Barrel store properties for an aggregate purchase price, net of closing costs, of $198.1 million. On August 4, 2020, the Registrant completed a subsequent sale and leaseback transaction involving 62 Cracker Barrel stores for an aggregate purchase price, net of closing costs, of $146.4 million. In both transactions, in accordance with ASC 842, Leases, the Registrant recorded a right-of-use asset for prepaid rent on each property in the amount by which the fair market value of the properties being sold exceeded the sale price of such properties. The non-cash amortization of this asset that the Registrant recognized for the gains on the sales and leaseback transactions, based on the 20-year terms of the applicable leases, was approximately $3.2 and $6.4 million for the second quarter and six months ended January 26, 2024, respectively.

For both the second quarter and six months ended January 26, 2024, the Registrant presented operating income and net income on a GAAP basis. In each case, the Registrant included within operating expenses the amount of the non-cash amortization of the asset recognized from the gains on the sale and leaseback transactions within those GAAP measures. However, because this amortization of the asset recognized on the gain from the sale and leaseback transactions, although required to be recognized under GAAP as an expense, is a non-cash item that arises solely out of the Registrant’s sale and leaseback financings, the Registrant views the expense associated with this amortization as not indicative of the performance of its ongoing business. The Registrant therefore believes that adjusting to exclude this amount assists investors in evaluating the Registrant’s true operating performance and in comparing it across periods, including when such properties were owned by the Registrant prior to the financings, through this presentation of these non-GAAP financial measures.

U.S. Securities and Exchange Commission

March 20, 2024

3.	Please tell us the basis for your adjustments for CEO transition expenses, strategic transformation initiative expenses, corporate restructuring charges and employee benefits policy change. In your response, please elaborate upon the nature of these expenses.

Response:

In the Q2 Earnings Release, the Registrant presents Adjusted Operating Income, Adjusted Earnings Per Share (“EPS”), and Adjusted EBITDA for the second quarter and six months ended January 26, 2024, as well as Non-GAAP Operating Income Outlook for its 2024 fiscal year. As stated in the Q2 Earnings Release, the Registrant believes that these non-GAAP financial measures are helpful supplements to, respectively, the Registrant’s GAAP Operating Income, GAAP EPS, GAAP Net Income, and EBITDA for the periods presented in the Q2 Earnings Release and the Registrant’s GAAP Operating Income Outlook for fiscal 2024. The Registrant believes these non-GAAP financial measures enhance comparability both from period to period in the Registrant’s results as well as in comparing the Registrant’s results with those of other publicly traded companies in the Registrant’s industry. An explanation of the nature of each of these adjustments follows:

•	CEO transition expenses: On February 24, 2022, the Registrant amended its employment agreement dated as of July 27, 2018 with its President and Chief Executive Officer, Sandra B. Cochran (as amended, the “Original Cochran Agreement”). This amendment entitled Ms. Cochran to enhanced severance payments, including multiples of salary and bonus and the vesting of equity awards, if she were terminated without “Cause” or resigned for “Good Reason” prior to September 30, 2024.

On July 17, 2023, the Registrant hired Julie F. Masino to succeed Sandra B. Cochran as the Registrant’s President and Chief Executive Officer and entered into an employment agreement with Ms. Masino (the “Masino Agreement”). The hiring of Ms. Masino, who is only the fourth CEO in the Registrant’s corporate history from 1969 to the present, would have constituted “Good Reason” under the Original Cochran Agreement and entitled Ms. Cochran to terminate her employment and receive the aforementioned severance payments without providing transitional support to Ms. Masino or the Registrant’s Board of Directors. To avoid this result and provide for a smooth transition of duties from Ms. Cochran to Ms. Masino, the Registrant and Ms. Cochran entered into a new employment agreement (the “New Cochran Agreement”) simultaneously with the execution of the Masino Agreement. Pursuant to the New Cochran Agreement, the Registrant effectively agreed to increase the severance payable to Ms. Cochran upon her eventual departure in exchange for transitional support after the termination of her service as CEO, for so long as the Board of Directors of the Registrant deemed it necessary or beneficial to the Registrant, up to the retirement date of September 30, 2024 that had previously been established by the Original Cochran Agreement. The New Cochran Agreement thus effectively gave the Board of Directors a discretionary option to extend Ms. Cochran’s service to the Registrant—and the payment of the associated severance benefits that would have been payable pursuant to the Original Cochran Agreement—beyond the date of Ms. Cochran’s actual termination as CEO.

Ms. Masino joined the Registrant as CEO-Elect in August 2023, and, after an initial transition period, assumed the CEO role on November 1, 2023, at which point Ms. Cochran ceased to serve as the Registrant’s CEO and became the Registrant’s Executive Chair of the Board of Directors. On February 22, 2024, the Board of Directors determined that Ms. Cochran had delivered all of the transitional benefits to the Registrant that the Board of Directors had intended when structuring the transition arrangements, and her service as Executive Chair and as a director and employee of the Registrant was therefore terminated effective February 22, 2024.

U.S. Securities and Exchange Commission

March 20, 2024

The adjustment for CEO transition expenses includes certain amounts payable to Ms. Masino under the Masino Agreement and amounts payable to Ms. Cochran under the New Cochran Agreement, as well as third-party professional fees paid by the Registrant (including on behalf of Mses. Masino and Cochran, pursuant to their respective agreements) in connection with Ms. Masino’s recruitment and the structuring and consummation of the CEO transition. In the case of Ms. Masino, these amounts relate to the payment by the Registrant of certain expenses associated with her contractually required relocation from California to Tennessee, where the Registrant is headquartered. In the case of Ms. Cochran, the CEO transition expenses include the amounts payable to Ms. Cochran under the New Cochran Agreement through the termination of her service as Executive Chair on February 22, 2024, as well as non-cash expenses associated with the accelerated vesting of her extant equity awards upon the termination of her service as the Registrant’s CEO on November 1, 2023. Because these expenses (i) relate solely to the finite transition period between July 2023 and February 2024 and (ii) in the case of the expenses related to Ms. Cochran, predominantly represent amounts to which Ms. Cochran would have been entitled as severance under the Original Cochran Agreement, and because of the extraordinarily rare circumstance of the CEO transition (i.e., occurring only three times over the prior 54 years), the Registrant believes these expenses do not represent normal operating expenses, and determined to include the amount of these expenses as positive adjustments within Adjusted Operating Income, Adjusted EPS and Adjusted EBITDA in both the first and second quarters of fiscal 2024 and the six months covering both quarters, as well as the Non-GAAP Operating Income Outlook for fiscal 2024. Furthermore, in light of the Registrant’s termination of the relationship between Ms. Cochran and the Registrant on February 22, 2024 (i.e., during the Registrant’s third quarter), the Registrant will be recognizing all remaining obligations payable to Ms. Cochran under the New Cochran Agreement on an accelerated basis as severance in accordance with GAAP.

•	Strategic transformation initiative expenses: As part of reassessing the Registrant’s business and strategy in conjunction with the CEO transition, the Registrant has engaged a third-party consultant to assist with conducting a comprehensive review of the Registrant’s overall strategy, operations, competitive position, store format, branding, pricing strategies, menu and retail product offerings, marketing programs, and consumer perceptions and engagement. The disclosed adjustment represents fees and expenses associated with this project. This project is a discrete engagement of limited duration that began in the first quarter of fiscal 2024 and is expected to conclude by the end of the 2024 fiscal year. Moreover, the Registrant does not have a history of engaging consultants of this type or scale and does not anticipate doing so again in the foreseeable future. As such, the Registrant views it as a one-time event for fiscal 2024 that the Registrant believes does not represent a normal operating expense, and determined to include the amount of fees and expenses associated with this project as positive adjustments within Adjusted Operating Income, Adjusted EPS and Adjusted EBITDA in both the first and second quarters of fiscal 2024 and the six months covering both quarters, as well as the Non-GAAP Operating Income Outlook for fiscal 2024.

•	Corporate restructuring charges: In connection with a restructuring that took place in the first quarter of fiscal 2024 and involved a reduction in force that included the elimination of a number of managerial positions across various functional areas of the Registrant’s organizational structure, the Registrant incurred severance and related expenses that were accrued for the first quarter. This restructuring and the related charges comprise a one-time event, which the Registrant believes does not represent a normal operating expense, and therefore determined to include a positive adjustment for this amount within Adjusted Operating Income, Adjusted EPS and Adjusted EBITDA for the first quarter and first six months of fiscal 2024, as well as the Non-GAAP Operating Income Outlook for fiscal 2024.

U.S. Securities and Exchange Commission

March 20, 2024

•	Employee benefits policy change: Historically, the Registrant’s vacation policy for store-level managerial employees required that such employees work for a period after their initial hire dates before they became eligible for paid vacation. As a result, such employees would begin earning vacation balances in one accounting period that would not begin to be used (or paid out upon the termination of the employee) until a subsequent period, and the Registrant therefore recognized a liability for the balances arising out of this timing difference between when an employee’s vacation began accruing and when it was used or paid out in arrears. During the second quarter of fiscal 2024, the Registrant revised its vacation policy by eliminating this initial waiting period before vacation eligibility and discontinuing payout of vacation balances upon termination unless required by law. This policy change eliminated most carryforwards based on the timing difference between when vacation is earned versus when it is used, and the Registrant therefore reversed the corresponding liability for these balances. Because this reversal of a liability relates only to a one-time policy change and not an operational result, the Registrant believes it does not represent a normal operating item, and determined to include a negative adjustment for this amount within Adjusted Operating Income, Adjusted EPS and Adjusted EBITDA for the second quarter and first six months of fiscal 2024, as well as the Non-GAAP Operating Income Outlook for fiscal 2024.

In evaluating whether to present these adjustments in the Q2 Earnings Release and its other public statements and SEC filings, the Registrant considered the Staff’s guidance on the presentation of non-GAAP financial measures, including a consideration of the requirements of Regulation G and Item 10(e) or Regulation S-K, as well as the guidance in Questions 100.01 and 102.03 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. In addition, consistent with Question 100.03 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, the Registrant excluded both the non-recurring gain for the employee benefits policy change as well as the non-recurring charges for the other items detailed above. Because all of these adjustments relate to non-recurring items that do not comprise normal operating expenses, the Registrant believes these adjustments are appropriate and potentially helpful to investors as a supplement to the Registrant’s reporting of its GAAP Net Income and Operating Income, unadjusted EBITDA, and GAAP Operating Income Outlook as presented in the Q2 Earnings Release, and further believes that the adjustments have been made consistent with the above requirements and guidance.

U.S. Securities and Exchange Commission

March 20, 2024

If you have any questions regarding the Registrant’s responses to the Staff’s comments, please do not hesitate to contact me at (615) 235-4352 or Rich Wolfson, Senior Vice President and General Counsel, at (615) 235-4003.

Sincerely,

/s/ Craig Pommells
Craig Pommells
Senior Vice President and Chief Financial Officer

cc:	Brian T. Vaclavik, Vice President, Corporate Controller and Principal Accounting Officer
Richard M. Wolfson, Senior Vice President, General Counsel and Secretary

U.S. Securities and Exchange Commission

March 20, 2024

APPENDIX A

CRACKER BARREL OLD COUNTRY STORE, INC.

Reconciliation of GAAP-Basis Operating Results to Non-GAAP Operating Results

(Unaudited and in thousands, except per share amounts)

Adjusted Operating Income and Earnings Per Share

In the accompanying press release, the Company makes reference to its second quarter fiscal 2023 and fiscal 2024 adjusted operating income and earnings per share. In regard to fiscal 2023, this reconciliation excludes the non-cash amortization of the asset recognized from the gains on the sale and leaseback transactions and expenses related to the proxy contest and settlement in connection with the Company’s 2022 annual meeting of shareholders and the related tax impacts. In regard to fiscal 2024, this reconciliation excludes the non-cash amortization of the asset recognized from the gains on the sale and leaseback transactions, expenses related to the Company’s CEO transition, expenses associated with a strategic transformation initiative, a corporate restructuring charge, and an employee benefits policy change and the related tax impacts. The Company believes excluding these items from its financial results provides investors with an enhanced understanding of the Company's financial results and enhances comparability across periods. This information is not intended to be considered in isolation or as a substitute for operating income or earnings per share information prepared in accordance with GAAP.

	Second Quarter Ended		Six Months Ended
	1/26/24	1/27/23	1/26/24	1/27/23
GAAP Operating income	$30,762	$38,971	$42,175	$62,590
Non-cash amortization of asset recognized from the gains on the sale and leaseback transactions	3,184	3,184	6,367	6,368
Expenses related to the Company’s CEO transition	3,473	0	5,109	0
Expenses associated with a strategic transformation initiative	3,815	0	4,956	0
Employee benefits policy change	(5,284)	0	(5,284)	0
Corporate restructuring charge	0	0	1,642	0
Expenses related to the proxy contest and settlement in connection with the Company’s 2022 annual meeting of shareholders	0	0	0	3,198
Adjusted Operating Income	$35,950	$42,155	$54,965	$72,156

	Second Quarter Ended		Six Months Ended
	1/26/24	1/27/23	1/26/24	1/27/23
GAAP Net Income	$26,534	$30,491	$31,990	$47,620
Non-cash amortization of asset recognized from the gains on the sale and leaseback transactions	3,184	3,184	6,367	6,367
Expenses related to the Company’s CEO transition	3,473	0	5,109	0
Expenses associated with a strategic transformation initiative	3,815	0	4,956	0
Employee benefits policy change	(5,284)	0	(5,284)	0
Corporate restructuring charge	0	0	1,643	0
Expenses related to the proxy contest and settlement in connection with the Company’s 2022 annual meeting of shareholders	0	0	0	3,198
Tax impacts of the foregoing adjustments	(1,220)	(748)	(3,007)	(2,247)
Adjusted Net Income	$30,502	$32,927	$41,774	54,938

Earnings per share – basic	$1.20	$1.38	$1.44	$2.15
Earnings per share – diluted	$1.19	1.37	$1.44	$2.14

Adjusted Earnings per share – basic	$1.37	$1.48	$1.88	$2.48
Adjusted Earnings per share – diluted	$1.37	$1.48	$1.88	$2.47

Weighted average shares
Basic	22,196,758	22,173,280	22,181,305	22,183,527
Diluted	22,295,532	22,251,835	22,279,611	22,272,244